April 19, 2018

VIA EDGAR
Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Annaly Capital Management, Inc. Form 10-K for the fiscal year ended December 31, 2017 Filed February 16, 2018 File No. 001-13447

Dear Mr. Lee:
On behalf of Annaly Capital Management, Inc. (the “Company” or “Annaly”) set forth below is our response to the comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 9, 2018, with respect to our Form 10-K (File No. 001-13447), filed on February 16, 2018.
For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2017
Item 7. Management’s Discussion and Analysis
Net Interest Margin, page 49

1.
Reference is made to your disclosure of Net Interest Margin (excluding PAA) within the table on page 49. We note that you have defined how you calculate such measure within footnote 4 to the table. Please clarify whether the components of your measure are quantified and disclosed elsewhere within your filing. To the extent not, please tell us and consider revising your footnote disclosure in future filings to quantify each component and explain how such amounts were determined and/or derived from your financial statements.

Response: In response to the Staff’s comment, and to provide readers with greater clarity and understanding as to the definition and the components of Net Interest Margin (excluding PAA), in future filings the Company will enhance its disclosures of Net Interest Margin (excluding PAA) as described below:

1

•
The Company will remove the column showing Net Interest Margin (excluding PAA) from the table on page 49 to limit confusion, which may have resulted due to the absence of certain components of Net Interest Margin (excluding PAA) from such table.

•	The Company will introduce the following table, which shows the value of each component of Net Interest Margin (excluding PAA):

Net Interest Margin (excluding PAA)

	Interest Income (excluding PAA) (1)	TBA Dollar Roll Income	Interest Expense	Realized Gains (Losses) on Interest Rate Swaps (2)	Subtotal	Average Interest Earning Assets	Average TBA Contract Balances	Subtotal	Net Interest Margin (excluding PAA) (1)
For the Years Ended:	(dollars in thousands)
December 31, 2017	$2,634,962	$334,824	$(1,008,354)	$(371,108)	$1,590,324	$89,648,025	$15,416,045	$105,064,070	1.51%
December 31, 2016	$2,229,892	$351,778	$(657,752)	$(506,681)	$1,417,237	$78,813,547	$15,399,142	$94,212,689	1.50%
December 31, 2015	$2,244,062	$348,531	$(471,596)	$(624,495)	$1,496,502	$75,741,458	$12,880,476	$88,621,934	1.69%
(1) Represents a non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section for additional information.
(2) Consists of interest expense on interest rate swaps.

•
While the calculation and components of Net Interest Margin (excluding PAA) will remain unchanged, we will clarify the definition of Net Interest Margin (excluding PAA) as follows: “Represents the sum of interest income (excluding PAA) plus TBA dollar roll income less interest expense and realized gains (losses) on interest rate swaps divided by the sum of average Interest Earning Assets plus average TBA contract balances.”

•	The Company will disclose the average TBA contract balances in our Forms 10-K or 10-Q, as illustrated in the table above.

* * * * *
We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 696-0100 or by email at gvotek@annaly.com or Anthony Green at (212) 696-0100 or by email at agreen@annaly.com.

Sincerely,
/s/ Glenn A. Votek

Glenn A. Votek
Chief Financial Officer

cc:	Anthony Green, Annaly Capital Management, Inc.

2